July 28, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Telos Corporation
Form l0-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
and September 30, 2005
File No. 001-08443

Dear Mr. Krikorian:

Telos Corporation is pleased to provide the following responses to your comment letter dated December 14, 2005 requesting additional information concerning the above-referenced filings. The Company responded on January 23, 2006 to numbered comments #2, #4, #8, #9, #10, #11, #13, #14, and #15. The following responses to the remaining open comments (#1, #3, #5, #6, #7, and #12) complete the Company’s responses to your letter. The Company appreciates the opportunity to submit its responses to your letter ad seriatim. To facilitate your review we have included your numbered comments followed by our responses.

Prior Comment Number 1

1.	Your brief response to our prior comment does not provide sufficient information to explain why you believe the classification of litigation settlement is appropriately classified as a credit in cost of sales. Tell us more about the underlying basis for the litigation and the nature of the significant costs you incurred. Typically, settlements associated with litigation are classified outside of revenues and cost of sales since they do not meet the criteria in 5-03(b) of Regulation S-X.

The Company entered into an agreement in 2002 with a business partner, whereby the Company contractually committed to hire and train personnel in order to be able to provide integration/implementation services and other ongoing support and professional services related to the business partner’s equipment. Per the agreement, the business partner was required to provide the training and certification to the Company’s personnel and to allow the Company to bid on its services contracts. The business partner did not perform on the training requirement, and the Company had to procure its own training for all of the personnel hired in connection with this agreement in order to retain the capability to bid and deliver upon the anticipated services contracts. Subsequently, the business partner also failed to provide the Company the opportunity to bid on all but a very limited number of its services contracts, as stipulated by the agreement. All of the above referenced incurred costs were charged to Cost of Sales at the time, against the revenue earned in connection with a limited number of the business partner’s contracts that the Company was given the opportunity to bid upon by the business partner. In 2003, the business partner and the Company settled the pending litigation initiated by Telos regarding the business partner’s contract breach for $1.1 million.

At the time of the settlement, the Company treated such recovery of costs as a credit to Cost of Sales, as the original costs had been charged to Cost of Sales. Upon further consideration of the criteria set forth in 5-03(b) of Regulation S-X, as shown in Note 1 to the financial statements filed as part of the Company’s 2005 Form 10-K, the Company has restated its financials and reclassified the $1.1 million dollars as a credit to SG&A expense for 2003.

Prior Comment Numbers 4 – 6

3.	We have reviewed your responses to prior comment numbers 4, 5 and 6 and have the following additional comments:

•	Your response and disclosures in your recent Form 10-Q suggest that the application of SOP 81-1 is appropriate as your contracts are within the scope of the AICPA’s Audit and Accounting Guide for Audits of Federal Government Contractors. Please note that it may not be appropriate to apply SOP 81-1 unless your contracts meet the scope of SOP 81-1. Refer to paragraph 13 of SOP 81-1. Also, please note that reference to your competitors’ arrangements and disclosures should not be a factor in the determination of the appropriate accounting literature for your arrangements.

Upon consideration of the comments above, the Company has reviewed its policies for recognition of revenue and has modified such disclosures accordingly, as presented in Note 1 of the Company’s 2005 Form 10-K and March 31, 2006 Form 10-Q.

•	Your response also suggests that you believe your arrangements are within the scope of SOP 81-1, because your contracts involve “complex delivery of technology products and services”. Clarify whether your contracts are similar to those described in paragraph 13 of SOP 81-1. If so, please further describe the nature of your arrangements and why you believe your contracts are similar to those set forth in that paragraph.

Upon consideration of the comments above, the Company has reviewed its policies for recognition of revenue and has modified such disclosures accordingly, as presented in Note 1 of the Company’s 2005 Form 10-K and March 31, 2006 Form 10-Q.

•	Clarify what your “managed support services” represent. Describe the nature and timing of these services and why you believe these services are within the scope of SOP 81-1. Similarly clarify the nature of the services you describe as integration services and enterprise solutions in the business section of your Form l0-K.

“Managed support services” refers to warranty services provided in support of IT solutions the Company sells, in addition to other value-added services.

A more complete description of the Company’s integration services and enterprise solutions follows:

Secure Messaging – Xacta’s Secure Messaging business line (Secure Messaging) designs, sells, deploys and supports a web-based system for secure automated distribution and management of organizational electronic messages across a user’s enterprise through its own Automated Message Handling System (AMHS). In addition, the Secure Messaging business line provides support services to the U.S. Government’s Defense Message System (DMS). The goal of DMS and AMHS is to make messaging information available as quickly as possible to those who need it, whether in the office or on the battlefield. AMHS operates at all security levels for Department of Defense (DoD), civilian and intelligence community messaging requirements.

Secure Wireless – Xacta’s Secure Wireless business line (Secure Wireless) offers wireless local area network (WLAN) solutions that enable DoD users to extend their enterprise network beyond offices and other wired facilities. With WLAN technology, users in remote or hard-to-wire locations, including flightlines, on-board ships, in warehouses, or forwardly deployed locations can access databases, information, and applications just as if they were connected to the wired enterprise LAN. Xacta uses extensive proprietary knowledge and experience coupled with commercial-off-the-shelf (COTS) products to deliver a solution that significantly reduces user costs and enhances efficiency.

Information Assurance – Xacta’s Information Assurance business line (IA) designs, sells, deploys and manages solutions that protect and support the security of enterprise IT resources throughout the U.S. Government and certain financial federally insured depositary institution businesses. The IA business line offers software and service solutions for compliance assessment, continuous risk and sustained compliance management, and security process enforcement through its software product offering, Xacta IA ManagerTM. Xacta IA Manager is the leading solution for U.S. Government C&A activities in the marketplace today. In addition, the business line’s cleared, highly-skilled, and IA-certified security professionals offer a full range of enterprise security consulting and implementation services.

Identity Management – Xacta’s Identity Management (IM) business line provides identity management solutions. Xacta IM solutions offer control of physical access to military bases, office buildings, disaster sites, workstations, and other facilities, as well as control of logical access to databases, host systems, and other IT resources. They create a perimeter that protects and defends the physical and virtual resources of key defense and civilian agencies. Xacta partners with leading technology companies to deliver integrated solutions that ensure virtually impenetrable physical and logical protection. The Company also has experience with wireless technologies, PKI security, information assurance, systems integration, maintenance, and support to ensure optimal performance and integrity.

Managed Solutions — Telos’ Managed Solutions Group develops, markets, and sells integration solutions that address a wide range of government IT requirements. Telos solutions feature industry-leading IT products from major technology partners, which are augmented by Telos’ intellectual property and extensive value-added services and support. The Managed Solutions Group also provides professional services that support various federal IT programs and initiatives around the world. Telos has global experience with integration engagements to anticipate and address the requirements of defense and federal agencies of any scope. Technical capabilities include a 67,000-square-foot assembly and integration area and warehouse facilities, as well as the Telos Customer Support Center (TCSC), which provides 24/7/365 help-desk and field support.

While much of the information provided above is currently presented in the MD&A section of the Company’s filings, the Company will include this information in the business section of the Form 10-K in future filings.

•	Your response generally refers to SOP 97-2, SAB 104, EITF 00-21 and SOP 81-1; however, it does not specifically address how you apply this literature to your different contracts. For example, tell us more about the arrangements where you apply EITF 00-21, the nature of the elements in that arrangement, how you allocate the arrangement fee to the elements and the period over which you recognize the respective revenue for each element. Also, clarify whether your arrangements under SOP 97-2 require significant production, modification or customization of software or if your services are essential to the functionality of any other element. Refer to paragraphs 7 and 65 of SOP 97-2.

Under its Secure Messaging contracts, the Company provides its Automated Message Handling Software and services to its customers. The services consist of integration services to install and test the software on the customer’s system and to provide ongoing maintenance and support. The software does not require significant production, modification or customization. As such, these contracts fall under the scope of SOP 97-2, as fully discussed in the Company’s revenue recognition disclosure in the 2005 Form 10-K.

Under its Secure Wireless contracts, the Company provides wireless networking solutions consisting of hardware and services to its customers. The services consist of customer site surveys and subsequent installations of hardware to enable secure wireless networking, as well as ongoing maintenance and support. The solutions are generally sold as firm fixed-price bundled solutions, and as such fall under the scope of EITF 00-21. Revenue is allocated to contractual elements based upon VSOE for the elements, and recognized on the basis applicable to each element. For example, revenue for the hardware element is recognized , upon delivery of the hardware product and acceptance by the customer. Revenue for services are generally recognized based on proportional performance, as the work progresses.

Under its IA Services contracts, the Company provides consulting services to its customers. These contracts may be either on a firm fixed-price or time-and-materials basis. As such, these contracts fall under the scope of SAB 104. Revenue is recognized under firm fixed-price contracts based upon proportional performance, as the work progresses. Revenue is recognized under time-and-materials contracts based upon specified billing rates and other direct costs as incurred.

Under its IA Products contracts, the Company provides its Xacta IA Manager software and services to its customers. The services consist of integration services to install and test the software on the customer’s system and to provide ongoing maintenance and support. The software does not require significant production, modification or customization. As such, these contracts fall under the scope of SOP 97-2, as fully discussed in the Company’s revenue recognition disclosure in the 2005 Form 10-K.

Under its Identity Management contracts, the Company provides its identity management services and sells information technology hardware, such as computer laptops and specialized printers to its customers. The solutions are generally sold as firm fixed-price bundled solutions, and as such fall under the scope of EITF 00-21. Revenue is allocated to contractual elements based upon VSOE for the elements, and recognized on the basis applicable to each element. For example, revenue for the hardware element is generally recognized upon delivery of the hardware product and acceptance by the customer. Revenue for services are generally recognized based on proportional performance, as the work progresses.

Under its Managed Solutions contracts, the Company provides IT equipment, such as laptops, networking and printers, as well as services, including warranty services on the sold equipment, to its customers. Services provided under these contracts are generally provided on a firm-fixed price basis, and as such fall within the scope of SAB 104. Generally, the products sold under delivery orders do not include any services (except for warranty coverage) and, as such, these delivery orders fall within the scope of SAB 104. For product sales, revenue is recognized upon proof of acceptance by the customer. Revenue is recognized under firm fixed-price services contracts based upon proportional performance, as the work progresses.

Prior Comment Number 8

5.	Your response indicates that as there are no known comparable securities with which to estimate fair value for the subordinated debt or redeemable preferred stock, you believe it is not practicable to estimate for those securities. Tell us how you considered paragraphs 22 - 29 of SFAS 107 when arriving at this determination. Furthermore, paragraph 15 of SFAS 107 defines practicable as the ability to arrive at an estimate of fair value without incurring excessive costs. Explain how you considered this definition when arriving at your conclusion to not estimate the fair value of your subordinated debt or your redeemable preferred stock.

Notwithstanding the Company’s prior response concerning the difficulty and reliability in estimating fair value due to the significant variables described in its response, the Company will proceed to retain an expert to provide a valuation and estimation of fair value for the instruments as so required in future filings.

Prior Comment Numbers 9 and 10

6.	We have reviewed your response to prior comments 9 and 10 and your disclosures in your recent Form 10-Qs and do not believe you have provided sufficient information for us to understand your historical accounting for your investments in Enterworks and Enterworks International. Please provide us with sufficient historical information surrounding your arrangements with Enterworks and Enterworks International and the corresponding accounting literature that supports your accounting. Please ensure your comprehensive response addresses the following:

•	Please clarify how you were accounting for your 50% investment in Enterworks International as of December 31, 2003. We understand that upon adoption of FIN 46 (in 2004), you consolidated Enterworks International’s operating results, which suggests that you were not consolidating its results prior to that date. Please advise and clarify your accounting. In your response, tell us how you considered your indirect ownership interest in Enterworks International through your ownership in Enterworks. Refer to the authoritative literature that supports your accounting.

•	You indicate that the $500,000 write-down of your investment in Enterworks International was done in accordance with SFAS 144. As previously requested, please explain the reasons for the $500,000 write-down (during Fiscal 2003) of your December 2003 investment in Enterworks International. Provide us with the specific facts and circumstances that lead you to believe that shortly after you made your investment in Enterworks International your investment was impaired. Also, clarify why you believe SFAS 144 is the appropriate authoritative accounting literature to apply. If you were applying the equity method of accounting to your investment in Enterworks International, please specifically address paragraph 19(h) of APB 18. Refer to paragraph 5(d) of SFAS 144.

•	Your response refers to a $900,000 write-down of the two-year OEM SLA, which was comprised of initial consideration of $1 million, comprised of $100,000 cash and $900,000 services. Your response, along with disclosures in your June 2005 Form 10-Q indicate that you recorded the impairment in accordance with SFAS 144. Supplementally tell us why you believe SFAS 144 is the appropriate authoritative accounting literature for this SLA. In this regard, explain why you did not consider SFAS 86 for your accounting. In your response, also tell us the specific facts and circumstances that lead you to believe your SLA was impaired shortly after you entered into the agreement. Also, clarify why you did not impair the $100,000 cash portion of the SLA.

•	Tell us why you are applying SFAS 142 for the EPX software and how you considered either SFAS 86 and/or SOP 98-1.

•	Tell us how you have accounted for the 2005 Conversion Agreement entered into in October 2005 and whether your accounting for Enterworks has changed as a result of this Agreement. Reconcile your disclosure in your September 30, 2005 Form 10-Q that you held a fully diluted ownership percentage of 25.1 % as of September 30, 2005 and that ownership interested ‘increased’ to 19%.

Upon review of the comments regarding Enterworks and Enterworks International and in consideration of the consolidated disclosures relating to the transactions between Telos and the two entities, the Company believes the comprehension and understanding of its historical accounting for its investments in the two companies would be appreciably enhanced by providing separate disclosure for each entity. As set forth in Note 2 to the financial statements filed as part of the Company’s 2005 Form 10-K, the Company has separated the footnote into two distinct sections corresponding to the two entities. A similarly presented history, grouping the transactions, follows.

Enterworks, Inc.

•	Since the deconsolidation of Enterworks in December 1999, the Company has accounted for its investment in Enterworks Inc. (“Enterworks”) under the equity method of accounting as required under APB 18.

•	Accordingly, the Company’s interest in the losses of Enterworks were reported as “Equity in Net Losses of Enterworks” in 1999; and the assets, liabilities and equity of Enterworks were excluded from their respective consolidated balance sheet captions and the Company recorded an “Investment in Enterworks” account. However, the recognition of net losses of Enterworks by the Company reduced the carrying value of its investment in Enterworks to zero in 1999.

•	Enterworks continued to recognize losses subsequent to the deconsolidation and as the investment balance is zero, in accordance with APB 18, the Company has not recognized these losses.

•	As a result of the deconsolidation, the Company’s ownership interest in Enterworks was reduced to 34.8%. Subsequent private financing by Enterworks in 2000 and 2001 further diluted the Company’s interest to 21.5% as of December 31, 2002. At December 31, 2002, the Company owned:

•	17,153,059 shares of voting common stock, and

•	4,499,997 warrants to purchase shares of voting common stock.

•	The Company and Enterworks are parties to a lease and an intercompany services agreement whereby the Company subleases certain office space of its Ashburn, Virginia facility and provides certain professional services to Enterworks.

•	Starting in the first quarter of 2001, the Company received various 10% Demand Convertible Promissory Notes and Senior Demand Promissory Notes totaling $3.2 million from Enterworks, as well as warrants to purchase up to 4.5 million of underlying shares of Enterworks voting common stock, in exchange for rent and professional services performed by the Company.

•	Additionally in 2002, the Company recorded $0.470 million of notes receivable for direct funding to Enterworks.

•	In accordance with APB 18 and EITF 98-13, “Accounting by an Equity Method Investor for Investee Losses when the Investor has Loans to and Investments in Other Securities of the Investee,” as the Company’s share of Enterworks losses exceeded the carrying value of the notes, the Company has reduced the carrying values of these notes to zero.

•	In December 2003, the Company entered into a software license agreement (SLA) with Enterworks, and the Company provided initial consideration of $1 million, comprised of $100,000 cash and $900,000 services. The $900,000 write-down of this investment should have been recorded as an impairment loss in accordance with paragraph 10 of SFAS 86, “Research and Development Costs of Computer Software,” rather than losses from affiliates in accordance with EITF 98-13. The Company has reclassified the $900,000 write-down as such, as described in Note 1 to the financial statements filed in its 2005 Form 10-K.

•	While the transaction occurred in December 2003, the determination of the SLA’s net realizable value was not made until several months later in March 2004, as the Company closed its books in connection with its annual audit. In accordance with SFAS 86, the Company considered the net realizable value of EPX software and concluded that insufficient sales pipeline evidence existed at that time to support the carrying value of the EPX software. Therefore, the carrying value was reduced to cash consideration paid of $100,000. The Company and its external auditors agreed this was the minimum estimated net realizable value, as of the balance sheet date of December 31, 2003. Since that time, the total amount of EPX software sales exceeds $1 million dollars. The Company continues to utilize the EPX software in developing applications and it remains a product offering that the Company actively continues to sell.

•	Prior to October 14, 2005, the Company’s holdings in Enterworks consisted of:

•	17,153,059 shares of voting common stock,

•	6,374,997 warrants to purchase shares of voting common stock,

•	1,785,714 shares of Series B voting preferred stock,

•	$2.5 million in demand 10% convertible notes, and

•	$1.5 million in senior demand 10% promissory notes.

•	This results in a fully diluted ownership percentage of 25.1%.

•	On October 14, 2005, the Company agreed to have its current holdings converted into 39,778,055 shares of voting common stock, which were subject to a 60-for-1 reverse stock split, resulting in:

•	671,968 shares of voting common stock, and

•	729,731 shares of Series A-1 voting preferred stock.

•	This reverse stock split resulted in reducing Telos fully diluted ownership from 25.1% to 16.9%.

•	Additionally, on October 14, 2005, the portion of Enterworks International 2005 operating costs funded by the Company on behalf of Enterworks totaling $664,000 was converted into:

•	1,793,903 shares of Series B-1 voting preferred stock.

•	Such conversion resulted in a fully diluted ownership percentage of 19.4%.

•	As a result of the conversion, the Company increased to a fully diluted ownership percentage of 19.4% as of September 30, 2005 (including warrants and contingent shares related to the notes).

•	The Company has accounted for the $664,000 as an investment in Enterworks in accordance with APB 18. However, this investment is subject to adjustment in accordance with APB 18, and EITF 98-13.

•	Accordingly, as of the balance sheet date of December 31, 2005, the Company recognized $468,000 in equity losses in accordance with APB 18, and $104,000 which was misclassified as SG&A, but which is considered immaterial.

Enterworks International, Inc.

•	On December 24, 2003, the Company purchased a 50% interest in Enterworks International (“EI”), a wholly-owned subsidiary of Enterworks, for $500,000. Subsequently, in March 2004, during the closing of its books in connection with its annual audit, the Company evaluated this 50% interest and all other corporate-wide investments for impairment. The business purpose of such investment was substantially founded upon anticipated future cost savings on future labor costs, or an acquired “assembled workforce” (an acquired intangible asset). As techniques to measure the value of an assembled workforce and the related intellectual capital with sufficient reliability are not available and, as EI was not expected to generate any substantial cash flows going forward, the investment was written off as of the balance sheet date of December 31, 2003, consistent with paragraph 17 of SFAS 142, “Goodwill and Other Intangible Assets.” It should be noted that the Company incorrectly referred to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as the authoritative accounting for the impairment in its previous filings.

•	Pursuant to the terms of the stock purchase agreement and the stockholder agreement (the “Agreement”), the Company agreed to fund up to 50% of EI’s 2004 operating costs for an amount not to exceed $300,000 in the year 2004, certain direct expenses that amounted to $89,000 in 2004, and 50% of such operating costs and certain expenses thereafter.

•	Pursuant to the Agreement, the Company and Enterworks were required to fund the operations of EI according to a funding schedule set forth in the Agreement. For calendar year 2005, Enterworks did not fund its proportionate share of the scheduled funding, which amounted to $664,000 as of December 31, 2005 and, as such, the $664,000 was funded by Telos and subsequently recorded as an investment. (Refer to ‘Enterworks, Inc.’ response, above.)

•	The Company previously reported that the investment in EI was accounted for under the equity method. However, based upon the Company’s ownership percentage, EI should have been consolidated. For 2003, the amount of consolidated losses for EI were determined to be immaterial, due to the very short period of ownership during the reporting period (a pro rata share of EI’s losses for the eight days of ownership would amount to approximately $10,000).

7.	We have reviewed the calculations you provided us in your response to prior comment number 10 and have the following additional comments:

•	Your calculation for Enterworks in Test number 3 indicates that you recorded equity in the income from continuing operations before income taxes for Enterworks during 2002 and 2003. However, disclosure in MD&A under “Losses from affiliates” indicates that you recorded losses of $1.5 million due to the application of the equity method of accounting during 2002. Please clarify how you determined the numerator in your calculations for Enterworks for all periods presented. Reconcile your calculation amounts with disclosures in MD&A and with your statement in Note 2, which states that during 2004 and 2003, the Company’s share of the Enterworks losses exceeded the carrying value of the notes.

Please see schedule detailing the numerator in Test #3 below:

	Stmt of Operations (in 000’s)		Classification
	2002	2003
Telos OK cash distributions	556	556
Reserve - Enterworks Notes, EITF 98-13	(1,100)	(3)
Accrual for Jan-Jun 2003 Enterworks intercompany services	(357)
Enterworks International writedown		(500)
Enterworks EPX software payments		(302)
Accrual for 2004 Enterworks intercompany services		(600)

Losses from affiliates, as reported	(901)	(848)

Less:
SFAS 142, paragraph 17 impairment		(500)	SG&A
SFAS 86, paragraph 10 - R&D costs		(904)	SG&A

Losses from affiliates, as adjusted	(901)	556

Less:
Non-Enterworks related losses	556	556

Significant subsidiary test - numerator	(1,457)	—

•	Clarify why you have not included the $1.4 million losses associated with your investment in Enterworks International in 2003.

As indicated above, the $1.4 million is comprised of a $500,000 writedown of Enterworks International, Inc. and a $900,000 writedown of the OEM SLA, which was included in the numerator of the calculation.

Prior Comment Number 19

12.	You indicate in your response that your treatment of warranty ‘revenue’ is consistent with paragraph 24 of SFAS 5 for the traditional warranty ‘revenue’. This particular accounting literature does not apply to revenue recognition, but rather cost accruals for obligations related to product warranties and product defects. In your response, quantify the amount of warranty revenues you have recorded and clarify where they are classified in your statements of operations. If your traditional warranties are not separately priced, clarify how you determine the amounts of warranty ‘revenue’ to recognize. Further explain the nature of your traditional warranties and the basis for you to recognize revenues to the extent they are not separately priced extended warranty arrangements. Refer to the accounting literature that supports this accounting.

Under the GAAP treatment of warranty liability as prescribed in SFAS 5, revenue is recognized for the entire purchase amount of the equipment at the time of sale. A warranty expense is then debited, with the credit going to accrued warranty liability. The amount of warranty expense is determined by the Company based upon its experience and the particular features of the warranty requirement. Subsequent expenses in connection with providing coverage under the warranty are then charged against the accrued warranty liability as incurred.

The Company had historically accounted for its warranty liabilities under an alternative method, the sales warranty accrual method. Under such method, a portion of the revenue on the equipment sale (equal to the anticipated warranty liability) was deferred and then recognized ratably over the term of the warranty coverage. No warranty expense was charged at the time of the sale. Subsequent expenses in connection with providing the warranty expense were charged as period costs as incurred. Under this method, the anticipated warranty liability is determined exactly as it would be under the GAAP method, premised upon the Company’s historical experience and the unique requirements of a particular warranty coverage.

The different methods result in no net impact at the time of the equipment sale, however, under the Company’s historical treatment, both revenue and expense would be understated by the amount of the warranty liability for the period in which the sale occurs. Likewise, subsequent warranty expenses incurred over the warranty term may produce some immaterial timing differences in margin (assuming the accuracy of the methodology used to determine the warranty liability, which has consistently been determined to be sound). While the Company in good faith was of the opinion that this alternate treatment was more conservative, as revenue associated with the warranty component is deferred and recognized over the period of the warranty, the Company, in light of this review, acknowledges that such practice is not the appropriate GAAP treatment as prescribed in SFAS 5.

As shown in Note 1 to the financial statements filed as part of the Company’s 2005 Form 10-K, the Company has restated its financials for the years presented to conform to the GAAP treatment of warranty expense set forth under SFAS 5.

The Company’s treatment of separately-priced extended warranties is currently in accordance with the treatment set forth under FTB 90-1 and accordingly will not change.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that our responses are sufficient for your purposes; however, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ John B. Wood

John B. Wood

Chief Executive Officer